MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

September 10, 2013

BY EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (SEC File Nos. 333-29511; 811-08261)

Ladies and Gentlemen:

The following serves to respond to comments received from Kieran Brown on August 27, 2013 regarding Post-Effective Amendment No. 43 to the Madison Funds (“Trust”) Form N-1A Registration Statement which was initially filed on July 8, 2013.  We are responding to your comments by filing with this letter Post-Effective Amendment No. 44 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  No changes have been made to the Trust’s Form N-1A Registration Statement that would prevent Post-Effective Amendment No. 44 from becoming effective on September 19, 2013 pursuant to Rule 485(b).

Class A, B, C Prospectus Comments

1.	Comment:

(a)      Global Comments:

 (i) On the “Fund Summary” pages of the prospectus, please make the following revisions: (1) for all the funds that invest significantly in debt securities, in the “Principal Investment Strategies” section, include the dollar weighted average maturity of the fund as of a recent date; (2) in the “Tax Information” section, at the end of the first sentence, add a parenthetical that says something to the effect that though tax-exempt or tax-deferred, the distributions may be taxable upon withdrawal; (3) in the “Payment to Broker-Dealers and Other Financial Intermediaries” section, confirm supplementally that there are no other companies that pay intermediaries, besides the funds, the investment adviser and/or the principal distributor.  If there are others, please add disclosure to this effect; (4) explain what an “ADR” is wherever this term appears; and (5) for any fund (other than the Conservative, Moderate and Aggressive Allocation Funds) that invests in ETFs or other investment companies, confirm supplementally that there are no “acquired fund fees and expenses” that should be disclosed as a separate line item in the fee table for the applicable fund.

Response:  The changes requested by comment #1(a)(i)(1), (2) and (4) have been made.  With regard to (3), please be advised that there are no other companies that pay intermediaries, besides the funds, the investment adviser and/or the principal distributor.  With regard to (5), please be advised that for any fund (other than the Conservative, Moderate and Aggregate Allocation Funds) that invests in ETFs or other investment companies, there are no “acquired fund fees and expenses” that are required to be disclosed as a separate line item in the fee table for the applicable fund.

(ii) In the “Your Account” section of the prospectus, under the heading “Selling Shares,” in the third sentence in the first paragraph, change the word “accepted” to “received.”

Response:  This change has been made.

(iii) Regarding the Privacy Notice, if this notice is not intended to be part of the prospectus, do not file it (via EDGAR) with the SEC.

Response:  The comment is duly noted and we will no longer file the Privacy Notice with the SEC (although we will continue to print it at the end of the prospectus and distribute it to shareholders in that fashion).

 (b)           Fund Specific Comments:  On the “Fund Summary” pages of the prospectus, please make the following revisions:

(i) Conservative, Moderate and Aggressive Allocation Funds:  (1) indicate supplementally whether the “Acquired Fund Fees and Expenses” that were restated (as noted in footnote 3 to the fee table) have increased and if so, why; (2) in the “Principal Investment Strategies” section, change the sentence before the asset allocations chart to read “Although actual allocations may vary, the fund’s asset allocations among asset classes and underlying funds is expected to be approximately:”; (3) because these funds invest in equity securities, please disclose whether there is a market cap strategy used and, if the funds invest in small cap or mid cap securities, add risk disclosure regarding these investments as appropriate; (4) confirm supplementally that there are no investments by these funds in 3(c)(1) or 3(c)(7) companies; and (5) in the “Principal Risks” section, under “Credit and Prepayment/Extension Risk,” add disclosure regarding the speculative nature of junk bonds.

Response:  The changes requested by comment #1(b)(i)(2) and (5) have been made.  With regard to (1), please be advised that the restated fees actually represent a decrease in each fund’s fees because of a decision by the portfolio managers, which occurred mid way through fiscal 2012, to use less expensive underlying funds in their models.  With regard to (3), please note that these funds do not utilize a market cap strategy; therefore, disclosure to this effect has not been added.  With regard to (4), please be advised that none of these funds invests in 3(c)(1) or 3(c)(7) companies.

(ii)  Cash Reserves Fund: in footnote 2 to the fee table, the fee waiver needs to be in place for a full year beyond the effective date of the prospectus in order to be shown as part of the fee table; therefore, either extend the fee waiver or remove the disclosure.  If the fee waiver will be extended, add disclosure regarding (1) who can terminate the fee waiver agreement and under what circumstances; (2) if the board can terminate the fee waiver, confirm that there is no intention to terminate in the next year; and (3) if any fees are excluded from the fee waiver, disclose those fees that are excluded.

Response:  The requested changes have been made.

 (iii) Core Bond Fund:  in the “Principal Investment Strategies” section, (1) revise the last sentence of the first paragraph to explain, in plain English, what a drop of 4.59 points means; (2) with regard to the fund’s investments in foreign corporate debt securities, indicate whether this includes emerging markets; and (3) in the third to last paragraph of this section, sixth line down, the word “then” should be changed to “than”.

Response:  The requested changes have been made.

(iv) High Income Fund:   (1) since this fund invests primarily in junk bonds, expand the principal risk discussion regarding this type of investment; and (2) in the “Portfolio Management” section, delete the last four sentences of this paragraph.

Response:  The requested changes have been made.

(v)  Diversified Income Fund:  in the “Principal Investment Strategies” section, (1) disclose what the target allocation between stocks and bonds is for this fund; (2) move the discussion of the fund’s maturity strategy next to the discussion of the fund’s dollar weighted average maturity as of a recent date; (3) include an example of duration; and (4) add disclosure regarding the benchmark’s duration as of a recent date, and indicate what the benchmark is.  Also, in the “Principal Risks” section, since this fund can invest in junk bonds, expand the principal risk discussion regarding this type of investment.

Response:  The requested changes have been made.

(vi) Equity Income Fund:  if the fund will be concentrating its investments in a single sector (as discussed under “Principal Risks”), include disclosure regarding which sectors will be focused on in the “Principal Investment Strategies” section.

Response:   Disclosure has been added to discuss the fund’s sector allocation strategy.

(vii) Investors Fund:  (1) in the fee table, remove footnote 1 and regarding footnote 2, add disclosure regarding (A) who can terminate the fee waiver agreement and under what circumstances; (B) if the board can terminate the fee waiver, confirm that there is no intention to terminate in the next year; and (C) if any fees are excluded from the fee waiver, disclose those fees that are excluded; (2) in the “Principal Investment Strategies” section, (A) explain what “primarily” means in the statement regarding the fund’s investments in common stock (i.e., what percentage of fund assets does this refer to) and if the fund has a target allocation, disclose this; (B) if the fund invests significantly in securities other than common stock, disclosure to this effect should be added; (C) explain what “high quality” means in reference to the kinds of companies the fund invests in; and (D) if the fund has a market capitalization strategy, disclose this; and (3) in the “Purchase and Sale of Fund Shares” section, replace the disclosure regarding Class Y shares with the applicable disclosure regarding Class A shares.

Response:  The requested changes have been made. Please note that with regard to comment #1(b)(vii)(2)(B), the fund does not invest significantly in securities other than common stock and with regard to comment 2(D), the fund does not have a market capitalization strategy.

(viii) Large Cap Growth Fund:   in the “Principal Investment Strategies” section, disclose whether the discussion of “less established companies” is included as part of the 80% investment test.

Response:  The requested change has been made.

(ix)  International Stock Fund:  (1) in the “Principal Investment Strategies” section, in reference to the second sentence in the first paragraph, explain supplementally how a foreign company that is “organized outside the U.S., whose securities are principally traded outside the U.S. and/or whose securities are quoted or denominated in a foreign currency” is tied to the economic fortunes and risks of a country other than the U.S.; and (2) add a risk factor regarding value investing.

Response:  Regarding (1), please be advised that a company (i) that is organized outside of the U.S., (ii) whose securities are principally traded outside the U.S. and/or (iii) whose securities are quoted or denominated in a foreign currency, is likely to have revenues that are tied to countries other than the U.S. (and is, therefore, tied to the fortunes and risks of countries other than the U.S.), which, in our view, is one of the defining characteristics of a “foreign company.”  An alternative defining characteristic is for a company to have principal operations located outside the U.S.  This is the reason why we define “foreign company” in this manner in the prospectus.  The requested change noted in (2) has been made.

2.
Comment:  In the “Portfolio Management” section of the prospectus, under the subheading “Madison Asset Management, LLC – Diversified Income Fund,” explain what Mr. Nisbet’s role has been during the past five years.

Response:  Disclosure has been added to respond to this comment.

Class A, Y, R6 Prospectus Comments

3.	Comment:

(a)      Global Comments:  Same global comments as noted in comment #1(a) above.

Response:  See our responses to comment #1(a) above.

(b)      Fund Specific Comments:

(i)  Cash Reserves, Core Bond, High Income, Equity Income, Investors, Large Cap Growth, and International Stock Funds:  same comments as noted in comment #1(b) above.

Response:  See our responses to comment #1(b) above

(ii) Government Bond Fund:  regarding the fee waiver disclosure in footnote 2 to the fee table, see comments as noted in comment #1(b)(ii) above.

Response:  The requested changes have been made.

(iii) Corporate Bond Fund:  in the “Principal Investment Strategies” section, (1) revise the last sentence of the first paragraph to explain, in plain English, what a drop of 4.59 points means; and (2) include duration of the benchmark index and duration of the fund as of a recent date.

Response:  The requested changes have been made.

(iv)  Investors Fund:  in footnote 2 to the fee table, (1) in the second sentence, add “contractually” to describe the fee waiver; and (2) add disclosure regarding (A) who can terminate the fee waiver agreement and under what circumstances; (B) if the board can terminate the fee waiver, confirm that there is no intention to terminate in the next year; and (C) if any fees are excluded from the fee waiver, disclose those fees that are excluded.

Response:  The requested changes have been made.

(v)  NorthRoad International Fund:  in the “Principal Investment Strategies” section, (1) in reference to the second sentence in the first paragraph, explain supplementally how a foreign company that is “organized outside the U.S., whose securities are principally traded outside the U.S. and/or whose securities are quoted or denominated in a foreign currency” is tied to the economic fortunes and risks of a country other than the U.S.; (2) in that same paragraph, regarding the second to last sentence, explain whether the 20% bucket that relates to emerging market securities is part of the larger 80% bucket (referred to in the first sentence); and (3) in the second paragraph, disclose the benchmark that is being referred to in the phrase “low benchmark sensitivity.”

Response: Regarding (1), please be advised that a company (i) that is organized outside of the U.S., (ii) whose securities are principally traded outside the U.S. and/or (iii) whose securities are quoted or denominated in a foreign currency, is likely to have revenues that are tied to countries other than the U.S. (and is, therefore, tied to the fortunes and risks of countries other than the U.S.), which, in our view, is one of the defining characteristics of a “foreign company.”  An alternative defining characteristic is for a company to have principal operations located outside the U.S.  This is the reason why we define “foreign company” in this manner in the prospectus.  Regarding (2) and (3), the requested changes have been made.

SAI Comments

4.
Comment:  On page 40 of the SAI, in the section under “Material Conflicts of Interest” relating to Shenkman Capital Management, Inc., change the word “vest” the last line of the last paragraph to “best.”

Response: The requested change has been made.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.  The Registration Statement is scheduled to go effective automatically on September 19, 2013.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer

CC:  Kieran Brown (SEC)